SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                                (Amendment No.7)

                    Under the Securities Exchange Act of 1934


                              Repligen Corporation
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    759916109
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 January 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                        [_]

Check the following box if a fee is being paid with this Statement:
                                                                        [_]



                               Page 1 of 13 Pages

                                  SCHEDULE 13D
CUSIP No.  [759916109]                                     Page 2 of 13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          2,307,700
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        2,307,700
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         2,307,700
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.4%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  [759916109]                                     Page 3 of 13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          744,500
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        744,500
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         744,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  [759916109]                                     Page 4 of 13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,563,200
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        1,563,200
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         1,563,200
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.7%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  [759916109]                                     Page 5 of 13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          2,307,700
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        2,307,700
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         2,307,700
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.4%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         (a)      Common Stock, $.01 par value ("Shares")

                  Repligen Corporation
                  117 Fourth Avenue
                  Needham, MA 02194
                  617-449-9560

Item 2.  Identity and Background.

         Names of Persons Filing:

         (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively with Paramount Capital, Aries Domestic and Aries Trust, the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.


         (d) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction,
--------
                  1     Please see attached  Exhibit B indicating  the executive
                        officers  and   directors   of  Paramount   Capital  and
                        providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

                  2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

                  3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

                  as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Dr. Rosenwald is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As previously reported in the original statement on Schedule 13-D (the "Original Statement") filed by the Reporting Parties on November 15, 1996, in connection with their initial acquisition of shares of the Issuer, Aries Domestic used its general funds to effect the purchase of 292,000 shares of the Issuer in various open market transactions for an approximate aggregate purchase price of $407,258 and Aries Trust used its general funds to effect its initial purchase of 658,000 shares for an approximate aggregate purchase price of $916,692. As of the date of the last filing of a Schedule 13D Amendment ("Amendment No. 6"), Aries Domestic beneficially owned 678,600 shares of the Issuer and the Aries Trust beneficially owned 1,434,100 shares of the Issuer. Since the date of Amendment No. 6, Aries Domestic used its general funds to effect the purchase of the an additional 65,900 shares of common stock of Issuer in various open market transactions as further set forth in Item 5 for an approximate aggregate purchase price of $73,466.98. Since the date of Amendment No. 6, Aries Trust used its general funds to effect the purchase of the an additional 129,100 shares of common stock of Issuer in various open market transactions as further set forth in Item 5 for an approximate aggregate purchase price of $143,759.27.

Item 4.           Purpose of Transaction.

                  The Reporting Parties have acquired shares of Common Stock of the Issuer as an investment in the Issuer.

                  Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs
                  (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of January 5, 1998, Dr. Rosenwald and Paramount Capital, through the acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 2,307,700 shares or 14.2% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                              Amount Owned
                                                              ------------
                           Aries Domestic                       744,500 shares
                           Aries Trust                        1,563,200 shares

                  (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

                  (c) The following purchases were made by Aries Domestic in the open market since the filing of Amendment No. 6:


                           Date                      No. of Shares              Purchase Price
                           ----                      -------------              --------------
                           11/14/97                       17,000                        1.159
                           12/09/97                        6,600                        1.031
                           12/16/97                        5,000                        0.984
                            1/02/98                        8,500                        1.031
                            1/02/98                       11,900                        1.040
                            1/05/98                        3,400                        1.125

                           The following purchases were made by Aries Trust in the open market since the filing of Amendment No. 6:

                           Date                      No. of Shares              Market Price
                           ----                      -------------              ------------
                           11/14/97                       33,000                        1.159
                           12/09/97                       13,400                        1.031
                           12/16/97                       10,000                        0.984
                            1/02/98                       16,500                        1.031
                            1/02/98                       23,100                        1.040
                            1/05/98                        6,600                        1.125

                           Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

                  (d) & (e)         Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other party or parties, with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits:

Exhibit A   -     Copy  of  an  Agreement  between   Dr.  Rosenwald,   Paramount
                  Capital, Aries Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B   -     List  of   executive   officers  and   directors  of Paramount
                  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C   -     List  of  executive  officers  and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D   -     List  of  executive   officers   and  directors of Aries Trust
                  and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   January 6, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   January 6, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                   THE ARIES TRUST
                                   By: Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   January 6, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:   January 6, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



                  The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Repligen Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   January 6, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   January 6, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                   THE ARIES TRUST
                                   By: Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   January 6, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:   January 6, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------------
                                       Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                              PRINCIPAL OCCUPATION
         NAME                                    OR EMPLOYMENT
         ----                                    -------------

Lindsay A. Rosenwald, M.D.        Chairman of the Board, President of Paramount
                                  Capital Asset Management, Inc., Paramount
                                  Capital Investments, LLC and Paramount
                                  Capital, Inc.

Peter Morgan Kash                 Director of Paramount Capital Asset
                                  Management, Inc., Senior Managing Director,
                                  Paramount Capital, Inc.

Dr. Yuichi Iwaki                  Director of Paramount Capital Asset
                                  Management, Inc., Professor, University of
                                  Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, New York, New York, 10019, is as follows:

                                                    PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT
         ----                                          -------------

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                 PRINCIPAL OCCUPATION
         NAME                                       OR EMPLOYMENT
         ----                                       -------------

Paramount Capital Asset Management, Inc.           Investment Manager

MeesPierson (Cayman) Limited                       Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.